NEWS RELEASE

Endeavour Reports Higher Silver Production In Q2, 2007,
Up 23% to 430,248 Oz Silver (504,298 oz Ag Equivalents)

Vancouver, Canada – August 1, 2007 - Endeavour Silver Corp. (TSX: EDR, AMEX: EXK, DBFrankfurt: EJD) reports higher silver production in Q2, 2007 compared to Q2, 2006, totalling 430,248 oz silver and 1481 oz gold (504,298 oz Ag equivalents at a 50 silver: 1 gold ratio), from the Company’s two operating silver mines in Mexico.

Silver production jumped 23% in Q2, 2007 compared to the 350,087 oz produced in Q2, 2006 but was 12% lower compared to the 490,986 oz produced in Q1, 2007. The Company remains on track to meet its 2007 production forecast of 2.8 million oz silver from the Guanacevi Mines Project in Durango and the newly acquired Bolanitos Mines Project in Guanajuato, so long as the capital projects now underway at both plants are completed on a timely basis.

The increased silver production is attributable to both an increase in plant throughput at Guanacevi and the addition of two months of production after closing the acquisition of Bolanitos in Q2, 2007. Because Bolanitos ores have lower silver grades (but higher gold grades) than Guanacevi ores, the overall silver grade was 59% lower in Q2, 2007 compared to Q2, 2006.

Gold and silver recoveries were marginally lower in the 2nd quarter, however, both silver grades and recoveries are expected to rebound as the Company develops higher grade ore blocks at the two mines and metal recoveries rise due to capital improvements now underway at the two plants.

A total of 58,061 tonnes of ore were processed by the two plants in Q2, 2007 at average grades of 290 gpt silver and 0.99 gpt gold (or 340 gpt Ag equivalents). Notwithstanding the increased plant throughput at Guanacevi, ore stockpiles actually rose 3% to 59,245 tonnes grading 336 gpt silver as the Porvenir mine continued to out-produce the Guanacevi plant.

Comparative Table of Mine Operations
	Plant	Grade	Grade	Produced	Produced	Recovery	Recovery
Period	T’put (t)	Ag (gpt)	Au (gpt)	Ag (oz)	Au (oz)	Ag (%)	Au (%)
Q1, 2006	24,805	479	0.95	300,872	605	77.4	79.5
Q2, 2006	27,585	492	1.18	350,087	858	80.3	82.2
Q3, 2006	31,201	404	0.73	332,407	599	82.0	81.8
Q4, 2006	33,664	434	0.80	369,295	431	78.7	50.0
Q1, 2007	47,781	427	0.88	490,986	1020	74.8	75.1
Q2, 2007	58,061	290	0.99	430,248	1481	74.8	76.4
Guanacevi	40,749	362	0.68	382,378	824	74.8	81.2
Bolanitos	17,312	120	1.72	47,870	657	74.9	65.1
Q2/07:Q2/06	+110%	-59%	-17%	+23%	+73%	-7%	-7%
Q2/07:Q1/07	+22%	-32%	+13%	-12%	+45%	0	+2%

At Guanacevi, several capital improvements have been initiated at the plant since the new ball mill was commissioned in March, as follows:

-	New lined tailings pond	100% complete and in operation
-	Expand Merrill Crowe circuit	80% complete
-	Expand dore refinery	20% complete
-	Install high density thickeners	10% complete
-	Install agitation tanks	In design
-	Upgrade CCD circuit	In design
-	Upgrade crushing circuit	In design

For additional information, maps and photos of the Guanacevi Mines Project, please click on this link. http://www.edrsilver.com/s/Guanacevi.asp

The upgraded agitation and CCD circuits and the expanded Merrill Crowe and dore refinery circuits should help increase both plant capacity and metal recoveries. Endeavour also launched several mine projects at Guanacevi in Q2, 2007, as follows:

-	Porvenir mine camp.	100% complete and in operation
-	Porvenir pump station	20% complete
-	La Prieta ramp access	80% complete

At Bolanitos, Endeavour recently initiated capital projects at both the mines and the plant in order to develop higher grade ore blocks at the Bolanitos, Golondrinas and Cebada mines and refurbish the crushing, flotation and tailings circuits at the plant.

Godfrey Walton, President and COO, commented, “Endeavour enjoyed another quarter of rising silver production in Q2, 2007 thanks mainly to increased plant throughputs. However, the Company plans larger increases in production over the next two quarters of 2007 and continued production growth quarter on quarter until we reach the plant capacities in 2009.”

Godfrey Walton, M.Sc., P. Geo., is the Qualified Person responsible for reviewing all of the operating data for the Guanacevi and Bolanitos Mines Projects.

Endeavour Silver Corp. is a silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating silver mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive exploration and acquisition programs should make Endeavour one of the top primary silver producers in the world.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, contact Hugh Clarke at toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.